Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, Minnesota 55402

+1 612 766 7000 main

+1 612 766 1600 fax

By EDGAR

November 12, 2021

Melissa Gilmore

Andrew Blume

Sherry Haywood

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	FGI Industries, Ltd. Amendment No. 1 to Registration Statement on Form S-1 Filed October 4, 2021 File No. 333-259457

Dear Ms. Gilmore and Mr. Blume:

On behalf of FGI Industries Ltd. (the “Company”), we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Melissa Gilmore, Andrew Blume, Sherry Haywood and Jay Ingram, dated November 1, 2021 (the “Comment Letter”), to Amendment No. 1 to Registration Statement on Form S-1 submitted to the Securities and Exchange Commission on October 4, 2021.

The Company is concurrently submitting via EDGAR an Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

November 12, 2021

Prospectus Cover Page, page i

1.            We note your response to comment one. Please revise to disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Please tell us whether you hold any interests, directly or indirectly, with your manufacturers including through operations conducted by your subsidiaries.

Company Response: In response to the Staff’s comment, the cover page of the Registration Statement has been revised. The Company does not hold any interests, directly or indirectly, with its manufacturers (including through operations conducted by the Company’s subsidiaries).

2.            We note your response to prior comment three. Please revise the chart on page eight to disclose the domicile of Foremost Groups Ltd., and the missing percentages of voting and economic interests.

Company Response: In response to the Staff’s comment, the cover page of the Registration Statement has been revised. Please see page 8, which revises the chart to include the domicile of Foremost Groups Ltd., the Company’s largest shareholder, and includes the Company’s current voting and economic interest ownership. Please note that we are unable to provide such information for the investors in this offering, as such information is not known at this time. We intend to update this chart in the final prospectus.

Prospectus Summary, page 2

3.            We note your response to prior comment five. Please state affirmatively whether you have received all requisite permissions from the CSRC, CAC or any other entity that is required to approve your or your subsidiaries’ operations and whether any permissions have been denied.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the new disclosure on page ii and iii under the header “Operations in China”. Please also see the updated disclosure on page 21 that supplements prior disclosure stating no such approvals are required.

4.            We note your response to prior comment six and that you do not derive revenues from China, but FGI China pays salaries and related business expenses for certain China-based employees. Revise your disclosure to describe how you fund the costs incurred by FGI International and/or FGI China. Describe if the payments are in U.S. dollars and the form of the transfer, for example, loans, capital contributions or dividend distributions. Disclose if you plan to or anticipate transferring cash or other assets from your Chinese subsidiaries to any non-Chinese entities and describe each of the limitations on any capital contributions to these subsidiaries and dividends and distributions from these subsidiaries.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the new disclosure on page ii and iii under the header “Operations in China” that provides the requested details on the funding of costs incurred by FGI China.

November 12, 2021

Prospectus Summary, Summary Financial Data, page 12

5.            We note your disclosure of free cash flow and free cash flow conversion. Please revise to also disclose the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and footnote 27 of SEC Final Rule Release Number 33-8176, Conditions for Use of Non-GAAP measures.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. See page 13 which includes additional disclosure including net income.

Risk Factors, page 13

6.            We note your response to prior comment eight and your disclosure of your subsidiaries in Hong Kong and China. Please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted by foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. See the updated disclosure on page 22, which includes an additional risk factor addressing possible intervention or interference in the Company's operations from the Chinese government. With respect to the portion of the Staff's comment regarding the Chinese government's control over offerings that are conducted by foreign investment in China based issuers, the Company respectfully reiterates that it is not a China based issuer, is not a Chinese company and has limited operations in China. Because the Company is not a China based issuer, is not a Chinese company, and has limited operations in China, the Company does not believe that interference from the Chinese government would significantly limit or hinder the Company's ability to offer or continue to offer securities to investors or to cause the value of Company securities to significantly decline or become worthless. The Company is not offering and does not intend to offer any securities in China.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 57

7.            We note that you reconcile free cash flow to net cash provided by (used in) operating activities. Considering your disclosures that free cash flow represents a non-GAAP performance measure, please instead reconcile it to net income, the most directly comparable GAAP measure.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the updated reconciliation table on page 60.

Should you have any questions, please feel free to contact me at 612.766.8419.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

November 12, 2021

/s/ Jonathan Zimmerman

Jonathan Zimmerman

Enclosures

cc:      John Chen, FGI Industries, Ltd.